Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPsoft Inc.


[DSET GRAPHIC OMITTED]                                          PRESS RELEASE
-------------------------------------------------------------------------------


                DSET Reports Financial Results for Second Quarter


-------------------------------------------------------------------------------

Bridgewater, NJ - July 30, 2001 - (Nasdaq: DSET) - DSET Corporation today reported financial results for the second quarter ended June 30, 2001.

For the second quarter of 2001, total revenues amounted to $2.6 million. Of this total, license revenues accounted for $586,000, or 22.4% of total revenues, and service revenues accounted for $2.0 million, or 77.6% of total revenues.

The loss for the quarter before restructuring and other charges was $6.4 million, or a loss of $0.55 per share on a basic and diluted basis. In addition to the losses noted above, the company recognized restructuring and other charges of $6.8 million, or $0.58 per share. These additional charges resulted primarily from the reduction of additional headcount, an asset impairment for surplus fixed assets, and an asset impairment of certain intangible assets related to various gateway products.

Revenues for the six months ended June 30, 2001 were $6.0 million. The loss for the same period before restructuring and other charges was $13.9 million, or a loss of $1.19 per share on a basic and diluted basis. Additional losses of $10.2 million, or $0.88 per share, were recognized in the first six months of 2001 for restructuring and other charges primarily related to the shutdown of the company's Canadian operations, consolidation of its U.S. operations, and an asset impairment of tangible and intangible assets related to various gateway products.

The weighted average number of basic and diluted common shares outstanding for the second quarter and first six months of 2001 was 11.6 million.

Financial Position
------------------

We ended the second quarter with $21.0 million in cash, cash equivalents, and marketable securities. In addition, we expect to receive income tax refunds in the third quarter of $3.3 million.

We have made excellent progress in our efforts during the first six months of this year to reduce operating expenses as a result of the dramatic changes in the telecom industry. Our cost-management efforts in the first quarter of 2001 were focused on reducing expenses associated with our continued transition away from application development tools and our efforts in Canadian and Chinese markets.

During the second quarter, the focus of expense reduction was related to the gateway portion of our business. We were, however, able to re-deploy our resources and move ahead with the development of gateways that potential customers are likely to buy. We began the year with more than 320 employees and will end July 2001 with approximately 107 people onboard, most of whom are working on our gateway products. Our quarterly operating expenses have now been reduced to between $5 and $6 million.

Outlook for Our Gateway Business
--------------------------------

Understandably, investors have struggled in trying to assess the potential size of the gateway market partly because there have been so many statements by analysts and other commentators to the effect that only five to ten of the publicly traded competitive service providers (CSPs) will survive. We believe that there are over 300 CSPs, of which approximately 30 are publicly traded and the remaining ones privately held.

While we accept the conclusion that only about ten publicly traded CSPs may survive, we also believe that at least 100 private companies may also survive. We believe that these remaining companies represent a total revenue market of $100 million to $200 million for products and services related to OSS interconnection in the United States over the next 36 months. In addition, this market sizing does not include OSS interconnection opportunities in other areas of the world.

The characteristics of this "new" gateway market likely will mean that the remaining CSPs will buy only one or two gateways to start. We expect one of these to be a gateway for retrieving pre-order information from RBOCs (e.g. DSL loop qualifications and customer service records) and a second gateway that automates submitting orders to RBOCs for leasing local loops (LSRs). Additionally, CSPs are likely to focus on only one or two RBOC trading areas.

To satisfy the requirements of our potential customers in this evolving market, we are continuing the development of our five key gateways: pre-order, LSR ordering, number-portability, special-access ordering (ASRs), and trouble administration. These have been our most popular products, and we believe that CSPs are most likely to invest in these products when they decide to start spending again.

We also believe that CSPs will most likely require a "pay as you grow" pricing model, which is essentially a transaction-based model. This pricing model is a multi-year contract intended to produce, at a minimum level of transactions, $1 million in revenue over a 30-36 month timeframe for two gateways and related services (implementation and maintenance). It does not include the upside revenue potential from higher transaction levels or any of three additional gateways (special access circuits, number portability or trouble administration), which could add another $1 million to the original contract.

Our challenge is to determine when the surviving CSPs will begin investing in our gateways and related services. In today's environment, it is difficult to predict when this part of our business will start to pick up, which is why we have taken such difficult steps to reduce costs and have decided not to offer further statements relative to guidance.

Outlook for the IP Provisioning Business
----------------------------------------

On June 26, we announced the agreement to merge with ISPsoft, Inc. that should be completed by the end of September. Headquartered in New Jersey, ISPsoft has developed what we believe to be a technically advanced implementation of Internet Protocol (IP) provisioning software. The market for next generation software-based provisioning systems is expected to grow from approximately $800 million in 2001 to almost $1.6 billion in 2004, according to a report by the research and consulting firm IDC.

The most recent release of ISPsoft's flagship product, which became available for shipment on July 20, 2001, provides for activating IP-based virtual private networks (VPNs) across networks comprised of devices from multiple vendors. An immediate competitive differentiator is that ISPsoft's provisioning platform supports IP security and Quality of Service capabilities. VPNs are just the first of many services that we plan to make available to customers as part of our overall provisioning platform strategy. Going forward, we believe that we have a winning strategy in bundling additional capability into the platform to enable customers to activate new IP services other than VPNs and to communicate externally with their trading partners via DSET gateways.

Under the terms of a value-added reseller (VAR) agreement, the DSET sales and support teams should soon be trained in this new product area. We are also planning on hiring to expand account coverage to include RBOCs, interexchange carriers (IXCs), and other major service providers globally.

Looking Ahead
-------------

We believe that we have moved ourselves into a position that can allow us to grow again. In addition to the gateway segment, we are looking forward to growth in a technology-driven market, IP services, that has five to ten years of runway in front of it. Our new focus on tier one service providers and major enterprises, coupled with our pay as you grow pricing model, should allow us to build recurring revenue streams and improve our quarterly visibility into earnings as our customers deploy new services on their IP networks.

We have learned the painful lessons of the recent past as they relate to setting high-growth quarterly targets without a strong stream of recurring revenue. We do not plan to take this course again, which means that it will take time to establish a base of customers on our pay as you grow model and generate the steady revenue that should allow us to achieve quarterly targets and build investor confidence.

Conference Call on Tuesday, July 31, 2001
-----------------------------------------

A conference call will be held at 11:00 AM Eastern Time on July 31 during which the quarter's results will be discussed by William P. McHale, Jr., DSET's chairman, president and chief executive officer, and by Bruce M. Crowell, vice president and chief financial officer of DSET.

Investors can listen to a live Webcast of the conference call at www.StreetFusion.com. The DSET Web site, www.dset.com, will also have a direct link to the conference-call broadcast at this site. Listeners should go to the Web site at least 15 minutes prior to the call to download and install any necessary audio software.

For those who cannot listen to the live Webcast, the teleconference will be archived on both the DSET and StreetFusion sites for 30 days. In addition, you may also listen to the playback of the call after 2:30 PM by dialing 1-800-475-6701, access code 595919 through August 7, 2001.

About DSET
----------

DSET is a leading supplier of software known as electronic-bonding gateways that enable competitive service providers in the telecommunications industry to implement an automated Trading Partner Network (TPN). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to turn on services for new customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer turnover. DSET provides the installation, training, interoperability-testing, and maintenance services needed to put TPNs into production and maintain efficient operation. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.


                                      x x x



DSET Contacts:

Financial: Bruce Crowell, Chief Financial Officer, 908-526-7500 Ext. 1775,
           e-mail: bcrowell@dset.com
                   -----------------

Media Relations: Dean Maskevich, DSET Marketing Communications,908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com
                                    -----------------

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net
                            ----------------------------


DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.

                                                           DSET Corporation
                                             Consolidated Statements of Net Income (Loss)
                                                    (In $000 except per share data)


                                                              Quarter Ended                    Six Months Ended
                                                     --------------------------------
                                                                                                   June 30,
                                                                 June 30,

                                                     2001 Unaudited   2000* Unaudited  2001 Unaudited   2000* Unaudited
Revenues:
   License revenues................................  $           586 $        12,206  $         2,107  $        20,301
   Service revenues................................            2,030            4,028            3,925            7,531
                                                        -------------     ------------     ------------     ------------
     Total revenues................................            2,616           16,234            6,032           27,832
                                                        -------------     ------------     ------------     ------------

Cost of revenues:
   License revenues................................              524              899            1,026            1,698
   Service revenues................................            1,565            2,553            3,556            4,788
                                                        -------------     ------------     ------------     ------------
     Total cost of revenues........................            2,089            3,452            4,582            6,486
                                                        -------------     ------------     ------------     ------------

     Gross profit..................................              527           12,782            1,450           21,346
                                                        -------------     ------------     ------------     ------------

Operating expenses:
   Sales and marketing.............................            2,120            4,147            4,649            6,257
   Research and product development................            2,994            4,188            6,903            7,606
   General and administrative......................            1,417              995            3,269            2,636
   Bad debt expense and other charges..............              545              613              985              866
   Amortization of goodwill and other intangibles..              103              103              204              207
   Restructuring and other charges.................            6,780                -           10,209                -
                                                        -------------     ------------     ------------     ------------
     Total operating expenses......................           13,959           10,046           26,219           17,572
                                                        -------------     ------------     ------------     ------------

     Operating income (loss).......................          (13,432)           2,736          (24,769)           3,774

Interest expense and other income (expense)........              (30)             (41)             (77)             (97)
Interest income....................................              404              583              894              981
                                                        -------------     ------------     ------------     ------------
Income (loss) before taxes.........................          (13,058)           3,278          (23,952)           4,658
Provision (benefit) for income taxes...............               98            1,107               127           1,566
                                                        -------------     ------------     ------------     ------------
Net income (loss)..................................  $       (13,156) $         2,171  $       (24,079) $         3,092
                                                        =============     ============     ============     ============

Net income (loss)  per common share................  $         (1.13) $          0.19  $         (2.07) $          0.28
                                                        =============     ============     ============     ============
Weighted average number of common shares
   outstanding.....................................           11,632           11,420           11,632           11,229
                                                        =============     ============     ============     ============

Net income (loss)  per common share assuming
   dilution........................................  $         (1.13) $          0.18  $         (2.07) $          0.26
                                                        =============     ============     ============     ============
Weighted average number of common shares and
   common equivalent shares outstanding............           11,632           12,204           11,632           12,056
                                                        =============     ============     ============     ============


* Certain amounts have been reclassified for comparative purposes.


                                                           DSET Corporation
                                                      Consolidated Balance Sheets
                                                               (In $000)


                                                                June 30, 2001         December 31, 2000
                            Assets                               (unaudited)              (audited)
Current assets:
   Cash and cash equivalents.........................   $                5,902     $                7,314
   Marketable securities.............................                   15,088                     27,760
   Income taxes receivable...........................                    3,349                      3,561
   Accounts receivable, net..........................                    1,577                      6,249
   Prepaid licenses..................................                    1,204                        766
   Prepaid expenses and other current assets, net....                      702                      1,770
                                                           --------------------       --------------------
     Total current assets............................                   27,822                     47,420

Acquired technology, net.............................                      748                      4,380
Software licenses, net...............................                        -                      2,257
Software development costs, net......................                        -                        436
Fixed assets, net....................................                    4,024                      5,000
Goodwill, net........................................                      375                        928
Other assets, net....................................                    1,932                        762
                                                           --------------------       --------------------
     Total assets....................................   $               34,901     $               61,183
                                                           ====================       ====================

             Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued expenses.............   $                6,391     $                8,030
   Deferred revenues.................................                    2,984                      3,088
   Current portion of notes payable..................                      837                        872
   Current portion of lease obligation...............                      138                        138
                                                           --------------------       --------------------
     Total current liabilities.......................                   10,350                     12,128
Long-term notes payable..............................                        -                        410
Deferred rent........................................                      528                        505
Capital lease obligation.............................                      354                        423
                                                           --------------------       --------------------
     Total liabilities...............................                   11,232                     13,466
                                                           --------------------       --------------------
Commitments
Shareholders' equity:
   Common stock......................................                   50,146                     50,169
   Deferred stock compensation.......................                     (27)                       (59)
   Accumulated deficit...............................                 (26,644)                    (2,565)
   Accumulated other comprehensive income............                     194                        172
                                                           --------------------       --------------------
     Total shareholders' equity......................                   23,669                     47,717
                                                           --------------------       --------------------
     Total liabilities and shareholders' equity......   $               34,901     $               61,183
                                                           ====================       ====================

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.